Exhibit 99.1

Pacific Drilling Announces Management Changes

LUXEMBOURG (August 1, 2017) - Pacific Drilling S.A. (NYSE: PACD) today announced that Christian J. Beckett, the Company’s Chief Executive Officer, has stepped down from his positions as CEO and as a member of the Board effective today to pursue other opportunities.  The Company also announced that Paul T. Reese, the Company’s current Executive Vice President and Chief Financial Officer, has been promoted to serve as Chief Executive Officer, that Johannes (John) P. Boots, the Company’s current Senior Vice President – Finance and Treasurer, has been promoted to serve as Senior Vice President and Chief Financial Officer, and that Richard E. Tatum, the Company’s current Vice President and Controller, has been promoted to serve as Senior Vice President and Chief Accounting Officer.  Mr. Beckett has agreed to make himself available to assist during the transition.

Paul Reese joined Pacific Drilling in October 2008 and was appointed our Executive Vice President and Chief Financial Officer in February 2015. He was named Senior Vice President and Chief Financial Officer in February 2014, and previously served as our Vice President and Controller. Mr. Reese has over 20 years of experience in the oilfield services and E&P space.

John Boots joined the Company in December 2009 as Vice President and Treasurer, and was appointed Senior Vice President - Finance and Treasurer in May 2016, responsible for the Company’s global treasury, financing, insurance and investor relations activities.  He has over 25 years of experience in public and private U.S. and European companies in the international oil service sector.

Richard Tatum joined Pacific Drilling in October 2010, and has served as our Vice President and Controller and Principal Accounting Officer since March 2014.  Prior to that, Mr. Tatum served as our Director of Financial Reporting. Mr. Tatum has over 15 years of experience in offshore drilling and public accounting.

Cyril Ducau, the Company’s Chairman of the Board, stated “We sincerely appreciate the many invaluable contributions that Chris has made during his nearly 10 year tenure with the Company.  The entire Board joins me in expressing our gratitude and appreciation to Chris for his service, and we wish him all the best in his future endeavors.

Paul has served the Company well in a number of senior level roles, most recently for the last three and a half years as our Chief Financial Officer, and we have every confidence in his ability to take on the role of Chief Executive Officer during this challenging time for our Company.  John and Richard have done outstanding jobs in their current roles, and we congratulate them both on their promotions.”

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release, and oral statements made regarding the subjects of this press release, including the conference call announced herein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “our ability to,” “plan,” “potential,” “project,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future client contract opportunities, availability of vessels, revenues and operating results and revenue efficiency. Although we believe that these forward-looking statements are reasonable as and when made, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projections include: future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; changes in worldwide rig supply and demand, competition and technology; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes; our ability to obtain waivers of or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; and our ability to repay debt and adequacy of and access to sources of liquidity. For additional information regarding factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81
Investor@pacificdrilling.com